M-real Corporation Stock Exchange Announcement 29 September 2006 at 4.15 p.m.

M-REAL AND KYRO REACH AGREEMENT CONCERNING THE KYRÖSKOSKI POWER PLANT

Kyro Corporation and M-real Corporation, a Metsäliitto Group subsidiary, have agreed on an arrangement which gives M-real option to purchase the Kyröskoski natural gas powerplant from Kyro. The plant is owned by Kyro Power Oy, a subsidiary of Kyro Corporation. According to the agreement, M-real will be able to exercise its option to purchase in the summer of 2007 when the current energy supply agreement between M-real and Kyro expires.

M-REAL CORPORATION

Corporate Communications



For additional information contact Aarre Metsävirta, Senior Executive Vice President, tel. +358 50 1460

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